FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

November, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A

Inscription in Securities Register N° 0114

Santiago, November 04 , 2014

                Ger. Gen. N°  160/2014

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (the “Company”), I hereby inform you of the following significant event:

On November 4, 2014, at 9:00, the Chairman of the Board of Directors, Mr. Jorge Rosenblut, resigned, effective immediately, as Endesa Chile´s President and Director, through a Notary Public.

In the Extraordinary Board of Directors Meeting N° 1487/2014, held on November 4, 2014 at 15:30, the following resolutions were made. Successive resignations were received from the Directors Mr. Paolo Bondi and Mr. Manuel Moran Casero. Messrs. Enrico Viale, Ignacio Mateo Montoya and Vittorio Vagliasindi, respectively, were appointed to fill the vacancies

Also, the Board of Directors appointed Ms. Isabel Marshall Lagarrigue to replace the independent Director Mr. Vittorio Corbo Lioi, which had previously presented his resignation.

In the same session, the Board of Directors appointed Ms. Susana Carey Claro as Director, considering the Pension Funds’ (A.F.P.) suggestion, as independent from the controller, and she will be a new member of the Directors’ Committee, replacing Mr. Jaime Bauzá, who due health issues will cease his duties in accordance with General Norm N° 1.956/2009 of the Superintendence.

Finally, in the session, it was agreed to name Mr. Enrico Viale as President and Mr. Ignacio Mateo Montoya as Vice-President of the Board.

In accordance of the aforementioned resignations and successive appointments, the following will serve as Directors from Empresa Nacional de Electricidad S.A.

-Enrico Viale, Presidente

-Ignacio Mateo Montoya, Vicepresidente

-Alfredo Arahuetes García

Santa Rosa 76 – Teléfono (56) 22630 9000 – Casilla 1557 - Correo Central – Santiago de Chile

-Francesco Buresti

-Vittorio Vagliasindi

-Isabel Marshall Lagarrigue

-Enrique Cibié Bluth

-Felipe Lamarca Claro

-Susana Carey Claro

The Directors’ Committee will include Mr. Felipe Lamarca Claro, as President of the Committee, Enrique Cibié Bluth, as financial expert, and Ms. Susana Carey Claro.

Sincerely,

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Ignacio Quiñones Sotomayor

General Counsel

Santa Rosa 76 – Teléfono (56) 22630 9000 – Casilla 1557 - Correo Central – Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ FERNANDO GARDEWEG R.
Fernando Gardeweg R. Chief Financial Officer

Dated: November 5, 2014